Annual Information Form
For the year ended December 31, 2009

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: 604-682-2205
Fax: 604-682-2235

Dated: March 31, 2010

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 1:	PRELIMINARY NOTES

For the purpose of this Annual Information Form (“AIF”), the terms “the Company” and “Genco” refer to Genco Resources Ltd.

1.1	Incorporation of Financial Statements, Information Circular and Other Documents

All financial information in this AIF is prepared in accordance with the Canadian generally-accepted accounting principles (“Canadian GAAP”). All amounts are stated in Canadian dollars unless otherwise indicated.

The information provided in this AIF is supplemented by disclosure contained in the documents listed below, which are incorporated by reference into this AIF. These documents must be read in entirety, together with this AIF, in order to provide full, true and plain disclosure of all material facts relating to Genco Resources Ltd. [Please note: the documents listed below are not contained within, nor attached, to this AIF – the reader may access the documents on the SEDAR website: www.sedar.com]

Type of Document	Effective Date/Period Ended	Date Filed/Posted	Document Name
2009 News Releases	Various Dates		News Releases
Certificate of Qualified Person NI 43-101	January 28, 2010	February 1, 2010	Certificate of Qualification
Consent of Qualified Person NI 43-101	January 28, 2010	February 1, 2010	Certificate of Consent
Mineral Reserves and Resources Estimate – La Guitarra Project, Temascaltepec District, Mexico	January 29, 2010	February 1, 2010	Technical Report NI 43-101
Audited Annual Financial Statements (most recent)	December 31, 2009	March 31, 2010	Audited Annual Financial Statements
Management Discussion and Analysis (most recent)	December 31, 2009	March 31, 2010	Annual MD&A

1.2	Date of Information

All information in this AIF is as of December 31, 2009 unless otherwise indicated.

1.3	Forward-Looking Statements

This AIF contains forward-looking statements and information within the meaning of the applicable Canadian Securities legislation that are based on the beliefs and estimates of management, as well as assumptions made by information currently available to the Company. Forward looking statements include, but are not limited to, statements concerning the Company’s future plans, expected results, estimates regarding the Company’s mining activities including mineral prices, production rates, metal grades, recoveries, costs, budgets and capital expenditures. Statements concerning proven and probable reserves may also be considered forward-looking statements in that they involve estimates regarding the extent and consistency of mineralization and assumptions regarding the potential for economic exploitation.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change. Accordingly, readers should not attribute undue certainty or place undue reliance on forward-looking statements and information. Genco does not assume any obligation to update forward-looking information if situations, results, management opinions or beliefs should change.

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars (“CAD”) unless otherwise indicated. Genco’s accounts are maintained in Canadian dollars. All references to “US Dollars” or “USD” pertain to United States of America dollars. All references to “MXN” pertain to Mexican Pesos.

The following table sets forth the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon exchange rate reported by the Bank of Canada for conversion of CAD to USD (rounded upwards):

CAD into USD	2009	2008	2007
Closing	$0.96	$0.82	$1.01
Average	$0.88	$0.94	$0.93
High	$0.97	$1.03	$1.09
Low	$0.77	$0.77	$0.84

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

1.5	Metric Conversions

The table below, which illustrates factors for the conversion of metric measurements into imperial equivalents, is provided for reference use only:

Metric Measurements	Imperial Equivalents
To Convert From	To	Multiply By
Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes (t)	Tons (2,000 lbs)	1.120
Grams/tonne (g/t)	Troy Ounces/Tonne	0.032
Grams/tonne (g/t)	Troy Ounces/Ton	0.029
Grams (g)	Troy Ounces	0.032

1.6	Classification of Mineral Reserves and Resources

For the purpose of this AIF, the definitions of ‘Proven and Probable Mineral Reserves’ and ‘Measured, Indicated and Inferred Resources’ are those used by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in its Standards on Mineral Resources and Reserves – Definitions and Guidelines.

All Reserve and Resource estimates in this AIF are disclosed in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (CSA).

1.7	Cautionary Note to U.S. Investors (Measured, Indicated and Inferred Resources)

In this AIF, the terms “measured” and “indicated resources” are used. Genco advises U.S. Investors that while such terms are permitted and recognized under Canadian securities regulations, the U.S. Securities and Exchange Commission do not recognize them. U.S. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted to proven or probable resources.

This AIF also uses the term “inferred resources”. Genco advises U.S. Investors that while such term is permitted and recognized under Canadian securities regulations, the U.S. Securities and Exchange Commission do not recognize it. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

Genco’s principal business office is located at:

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: 604-682-2205
Fax: 604-682-2235

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980; to Globe Resources Inc. on March 9, 1990; and lastly to Genco Resources Ltd. on March 30, 1998.

Genco is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

The Company’s common shares were traded on the TSX Venture Exchange from February 29, 1980 to January 20, 2008 under the symbol TSX-V: GGC and began trading on the Toronto Stock Exchange on January 21, 2008 under the symbol TSX: GGC.

2.2	Subsidiaries

Unless otherwise stated, any reference to Genco includes the Company and its subsidiaries. The diagram below sets forth Genco’s inter-corporate relationships with its active subsidiaries, including the jurisdiction of incorporation and the Company’s respective percentage of ownership, as of March 31, 2010:

* One of the 57,815,471 outstanding shares of La Guitarra Compañia Minera, S.A. de C.V. is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of the Company.

** One of the 50,000 outstanding shares of Servicios para la Industria Minera, S.A. de C.V. is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of the Company.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

General Overview

Genco is engaged in silver and gold mining, and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns additional exploration properties in Canada, Mexico and the United States.

Effective August 1, 2003, Genco acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), an operating silver and gold mining company, for USD $5 million. Under the purchase agreement, and as part of the consideration, Genco issued 1,380,315 common shares valued at $1.02 per share to the vendor on closing to satisfy USD $1 million of the purchase price. The Company agreed to pay the balance of USD $4 million by payments of USD $500,000, payable in cash or shares at Genco’s option, on each of the 1st through 8th anniversaries of the closing date. To date, Genco has issued 3,010,253 common shares and paid USD $1.5 million to satisfy the first six instalment payments.

At the time of purchase, La Guitarra had concessions covering 7,256 hectares in the Temascaltepec Mining District of Mexico of which 1,121 hectares were leased and 6,135 hectares were owned. Since the acquisition, La Guitarra has acquired additional concessions and as of the date of this AIF, La Guitarra controls 39,714 hectares consisting of 767 hectares of leased and 38,947 hectares of owned concessions representing essentially all of the Temascaltepec Mining District. Current La Guitarra assets include a 320 tonne per day flotation mill, mining equipment, mineral concessions and leases, La Guitarra Mine and the adjacent San Rafael Mine.

In the past three years, Genco has focused on increasing reserves and resources within the Temascaltepec District, and expanding infrastructure at La Guitarra with a goal of significantly increased production in future years. Between 2006 and 2008, over 85,000 metres of diamond drilling was completed within the District. In 2007, Genco commissioned Kappes, Cassiday and Associates (“KCA”) of Reno, Nevada to prepare a Feasibility Study to assess the economics of expanding production at La Guitarra. Genco announced receipt of the completed KCA Feasibility Study on December 16, 2009.

Genco commissioned Glenn R. Clark, P.Eng of Glenn R. Clark & Associates, and John C. Thornton, SAIMM of Thor Resources LLC to provide an independent Qualified Person’s Review and Technical Report for La Guitarra, based on information contained in the KCA Feasibility Study. Subsequently, the Company released La Guitarra Mine Technical Report, which updated the reserves and resources in compliance with NI 43-101, on January 29, 2010.

Genco feels that further exploration of the Temascaltepec District will continue to lead to significant increases in reserves and resources, and the discovery of new areas of mineralization.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Detailed Overview

2007 Developments

  May 16, 2007: Genco released an updated reserves and resource estimate for La Guitarra Mine and Temascaltepec District as of December 31, 2006.

  May 30, 2007: During the first four months of 2007, Genco reported that it had (in conjunction with a surface stabilization program) test mined an estimated 16,000 tonnes of surface material from the Creston area. The purpose of the test mining was to: 1) determine the recoverability of metal from oxide ores found in the Creston area using the existing La Guitarra Mill; 2) evaluate the consistency of mineralization across the test area; and 3) provide sample material for further lab work to determine optimal treatment methods and recoveries. Initial recoveries for material from the Creston area using the existing Mill resulted in recoveries in the low 70% range for silver and low 60% range for gold. Adjustments made to the recovery process resulted in recoveries of over 80% for both silver and gold by the end of the test.

  June 12, 2007: Genco released an update on the ongoing drill program with specific drill results for La Guitarra – San Rafael target reported.

  July 16, 2007: Genco raised $25 million through the sale of 6,666,666 units at a price of $3.75 per unit. Each unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable to purchase a further share for $5.25 until July 16, 2009.

  July 18, 2007: Genco announced that it had commissioned a Feasibility Study for the construction of a heap leach, and if applicable, construction of a new conventional processing plant with a combined capacity totalling up to 5,000 tonnes per day. Any processing expansion would be designed to process ore from the bulk tonnage Creston deposit, and existing and/or future underground operations. Kappes, Cassiday & Associates was named as the lead engineering firm for the Feasibility Study.

  August 20, 2007: Genco provided an update on work on the Santa Ana Vein at Mina de Agua. Additional diamond drilling had expanded the known mineralized zone down dip a minimum of 200 metres and the confirmed strike length by an additional 1,000 metres with drilling confined to the identified oxidized zone. Approximately 400 metres of ramp and sills were completed in a Santa Ana access ramp.

  September 6, 2007: Genco announced receipt of title from the Mexican Secretaria de Economia for four additional mining concessions in the Temascaltepec Mining District covering 32,457 hectares. These additional concessions brought the Company’s holdings in the District to 39,714 hectares. Genco also announced it had completed its initial 50,000 metre drill program and initiated additional drilling within the District.

2008 Developments

  January 19, 2008: La Guitarra purchased surface rights in the Temascaltepec District covering 420 hectares of the Nazareno and Coloso areas. The surface rights include the northwest portion of the outcropping Creston bulk tonnage deposit. The surface rights were purchased from the community of Godinez for MXN $9,951,194 plus legal costs.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

  February 4, 2008: Genco entered into an agreement to purchase from Industrias Peñoles, S.A.B. de C.V. mining concessions covering approximately 354 hectares located in the Temascaltepec District and an associated sliding scale net smelter returns royalty. These mining concessions were previously leased from Peñoles. The total consideration paid for the concessions and royalty was USD $1 million in cash and 134,648 Genco common shares.

  March 12, 2008: Genco announced an update on drilling of the Creston target.

  March 14, 2008: Genco acquired approximately 64.7% of the outstanding shares of Chief Consolidated Mining Company (“Chief”) for approximately USD $4.9 million. Concurrent with the Chief purchase transaction, Genco agreed to sell its stake in Chief to Andover Ventures Inc. (“Andover”), a TSX Venture Exchange listed company controlled by a Director of Genco, W. Gordon Blankstein. A Business Acquisition Report was not filed in connection with the acquisition.

  March 25, 2008: Genco announced additional drill results from ongoing exploration work at the San Rafael underground mine.

  March 26, 2008: Genco reported initial results from reconnaissance drilling on the Socorro Vein, the Jessica Vein and at Real de Arriba. As part of Genco’s long-term plan to systematically explore identified drill targets within the Temascaltepec District, Genco had deployed drills to new targets outside of the Santa Ana Vein, the Creston and La Guitarra-San Rafael areas. The Socorro Vein system is located near San Simon de Guerrero in the eastern portion of the District; the Jessica Vein system is located in the Coloso area of the District; and the Real de Arriba area is located in the southern portion of the District and is the location of the Las Animas Vein system. Initial drilling on the Socorro and Jessica Vein systems returned economic drill intercepts over economic mining widths. The initial drilling at Real de Arriba intersected low grade mineralization in multiple structures as all holes failed to penetrate the Las Animas Vein system due to deviation of the core hole.

  June 17, 2008: Genco released an updated reserves and resources estimate for La Guitarra and the Temascaltepec District as of December 31, 2007.

  July 7, 2008: Genco announced that a third shift had been added at La Guitarra Mill -- mining and milling at La Guitarra had increased to over 300 tonnes per day. The third shift was added to process development ore resulting from accelerated mine development.

  October 28, 2008: Genco reported that production at La Guitarra had been temporarily suspended due to a walkout by employees of its subsidiary and primary mining contractor, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”).

2009 Developments

  March 24, 2009: Genco settled all outstanding disputes and litigation with Andover, Chief and W. Gordon Blankstein. The disputes and litigation were related to the purchase of shares in Chief from Genco to Andover Ventures Inc.

  May 28, 2009: Genco completed three tranches of a fully subscribed private placement by issuing a total of 20,799,668 units at a price of $0.24 for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase a further share for $0.35 for a period of three years.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

  August 20, 2009: Richard W. Hughes was appointed Chairman to the Company’s Board of Directors, filling the Chairman position held jointly by James R. Anderson and Robert C. Gardner since June 2008.

  September 15, 2009: Leslie D. Goodman was appointed to the Board of Directors. Mr. Goodman had previously served as a Director of the Company from July 2005 to June 2008.

  October 5, 2009: Genco completed a private placement by issuing a total of 7,142,855 units at a price of $0.35 for gross proceeds of $2,500,000. Each unit consisted of one common share and one non-transferable warrant to purchase a further share for $0.45 until September 30, 2011.

  November 30, 2009: Genco announced the removal of the illegal roadblock, which had prevented access to La Guitarra Mine since October 28, 2008.

  December 16, 2009: Genco received the completed La Guitarra Feasibility Study, which evaluated an approximately ten-fold production expansion of Genco’s existing mining operations at La Guitarra Mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day.

  December 31, 2009: Genco settled outstanding liabilities of $986,270 related to past exploration work at La Guitarra by the issuance of 2,408,473 common shares at a deemed price of $0.41 per common share. This transaction completed a one-time process of converting some old payables.

Post 2009 Developments

  January 27, 2010: Genco reported that its Mexican subsidiary La Guitarra Compañia Minera, S.A. de C.V. had filed four separate lawsuits in Mexico in an effort to recover approximately CAD $1.5 million in Value Added Tax ("VAT") refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria ("SAT"). These legal challenges are part of La Guitarra's efforts to collect a total of approximately CAD $3 million in VAT refunds being withheld or rejected by SAT.

  January 29, 2010: Genco announced an updated reserves and resources estimate for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

  February 5, 2010: Genco announced that it had retained Haywood Securities Inc. as a strategic advisor to assist in evaluating all possible options to expand La Guitarra Mine and realize the full potential of the Temascaltepec Mining District.

  February 10, 2010: Leslie D. Goodman replaced Robert C. Gardner as Acting CEO.

  February 23, 2010: Genco adopted a Shareholder Rights Plan. The Plan’s primary objective is to ensure that all Genco shareholders are treated equally and fairly in connection with any take-over bid for the Company.

  March 11, 2010: Genco completed the fourth tranche of an oversubscribed private placement by issuing a total of 13,261,000 units at a price of $0.36 for gross proceeds of $4,773,960. Of the total number of units issued, 9,110,710 units consisted of one common share and one-half of a transferable warrant and 4,150,290 units consisted of one common share and one-quarter transferable warrant to purchase a further common share for $0.45 for a period of two years.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

Genco is a publicly-traded mining company based in Vancouver, BC, Canada that is focused on developing its core asset, the La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres---La Guitarra and San Rafael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production in the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

In addition to mineral concessions in the Temascaltepec Mining District, La Guitarra owns mineral concessions in the Durango State, Mexico, known as the Guadalupe Concessions. The Company also directly owns Crown-granted mineral claims located in the Highland Valley of BC, known as the Transvaal Property, and through a wholly-owned subsidiary, Rule Nevada Inc., unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the Oest Claims. At this time, the Company does not have any current plans to develop the Transvaal Property, Oest Claims or Guadalupe Concessions, and is maintaining the concessions and claims in good standing for future exploration or disposition

Feasibility Study

On December 16, 2009, Genco received the results of its La Guitarra Feasibility Study. KCA prepared the study, which evaluated the expansion of Genco’s existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 300 to 3,000 tonnes per day.

The study examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operation. It is estimated the operation of a cyanide leach plant, in conjunction with a Merrill-Crowe precious metals recovery process and doré refinery for silver and gold, will recover approximately 44 million silver equivalent ounces (“eAg”) consisting of approximately 30 million ounces of silver and 241,000 ounces of gold over a 9-year mine life based on current Proven and Probable Reserves. The Feasibility Study contemplates the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface.

Projected pre-production capital costs for the construction of a new mill and mine development are USD $148.7 million, which includes taxes, contingencies and working capital totalling USD $40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are USD $125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the study’s metal price averages. The estimated net present value of the project is USD $74.8 million using a 5% discount rate. The study used average metal prices of USD $14 per ounce for silver and USD $800 per ounce for gold for all cash flow and pay back estimates.

Over the 9-year life of the current reserve, KCA summarizes an average mining cost of USD $11.54 per tonne of ore for surface mining and USD $39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. Average process cost is estimated at USD $17.82 per tonne of ore, and general & administrative costs are estimated to be USD $2.22 per tonne of ore. Total average cost is estimated at USD $38.40 per tonne of ore from all sources. Estimated costs are USD $8.32 per equivalent ounce of silver, or USD $475.62 per equivalent ounce of gold.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

All equipment costs in the study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Production at La Guitarra

As a result of an illegal road blockade, which prevented site access to the La Guitarra Mine during most of 2009, there were no operations or production during the year. Mine access was restored in November 2009, which allowed the Company to initiate work to restart operations and also ship mineral concentrates that had been produced during the year ended December 31, 2008. As of the date of this AIF, work to restart operations is continuing. It is expected that both underground mining and the processing of mined ore at La Guitarra mill will restart during the second quarter of 2010.

Annual metal production rates from La Guitarra are detailed in the following chart:

Year Ended	Silver Ounces	Gold Ounces
December 31, 2007	304,368	5,177
December 31, 2008	380,765	3,128
December 31, 2009	0	0

During the year ended December 31, 2009, there was no mineral production at La Guitarra because of access issues; however, mineral concentrates produced during 2008 were shipped by La Guitarra and processed. These mineral concentrates contained 14,565 ounce of silver and 156 ounce of gold, and La Guitarra received payment for 21,699 ounces of silver and 141 ounces of gold that were recovered.

The Company has entered into agreements with surface rights holders covering the areas of current operations, but will need to secure additional surface rights either through Temporary Occupation Agreements (“TOA”) or purchases if it goes ahead with the mine expansion envisioned in the Feasibility Study. The Company has acquired surface rights over part of the current concession area, but the majority of mining operations are currently located on 65 hectares leased under a TOA from the community of La Albarrada. La Guitarra Mill and Mine are permitted for their current levels of operations and the Company believes that it currently complies with all relevant environmental laws.

The economics of the development of a mine and the subsequent mining and production of metals is affected by many factors including, but not limited to, the costs of mining and processing ore, variations in grade and metal recovery rates, fluctuations in metal prices and foreign exchange rates, and costs of reserve replacement. Additionally, changes in government policies and regulations can significantly affect mining economics. Depending on the price of minerals, Genco may determine that future production, mine expansion or acquisitions are not economic.

Uses of Silver

Silver has long been recognized for its scarcity, and was used traditionally as a medium of exchange and a measurement of wealth. Silver possesses the highest electrical and thermal conductivity and has the highest reflectivity of all metals. Additionally, silver has a unique range of chemical and antibacterial properties, which are leading to new applications in medicine, science and manufacturing. The most common uses of silver are in photography, jewellery, silverware, coinage, electronics, metallurgy, brazing and soldering, catalysts, mirrors and coatings and water purification.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Sales and Refining

Mineral concentrate containing both silver and gold is produced on site. This mineral concentrate is shipped to third parties for further processing first to produce doré, which is then sent for refining. All costs for offsite smelting and refining are borne by La Guitarra, which receives payment for the refined silver and gold sold subject to certain negotiated terms.

Currently, La Guitarra’s metal production from the concentrate stage is managed and commercialized by Compañia Minera Pena de Bernal S.A. de C.V. (“Pena de Bernal”), which is arms length to Genco. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Pena de Bernal.

Employees

As of December 31, 2009, the Company had four full-time employees based in Vancouver, BC and one full-time employee based in Mexico. Each of these full-time employees is under contract for services directly to Genco.

In addition, SIMSA provides labour services to La Guitarra. As of December 31, 2009, SIMSA had 102 full-time employees. Most staff in Mexico is hired locally, and there are several communities in the area of the mine to draw from. Technical and professional staff for La Guitarra generally comes from outside of Mexico State. Historically, the hiring and retention of experienced professional and technical staff has not been problematic, but there are no assurances the Company will be able to hire and retain professional staff in the future.

Principal Markets

Since acquiring La Guitarra, Genco has received its revenue from, and it anticipates its markets will continue to be, the North American bullion markets.

Purchasers

The Company’s sales are to arm’s length parties. During the last three completed financial years, Genco has not sold any doré or bullion to joint ventures in which it is a participant (it is not a participant in any joint ventures) or to entities in which it has an investment accounted for by the equity method (there are none), nor has it sold or transferred any doré or bullion to controlling shareholders.

Production and Services

The principal mining method used by the Company is conventional cut-and-fill mining. The Company is in the process of introducing long-hole and other mining methods on a limited basis.

Specialized Skill and Knowledge

Many aspects of Genco’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, engineering, and mine planning, milling, metallurgy, mining, accounting, electrical, and pipefitting. While recent increased activity in the mining industry has made it more difficult to locate competent employees in such fields, Genco has found that it can locate and retain such employees.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

The ability to operate a mine and mill is dependent on the availability of raw materials and ability to secure these materials in a consistent and timely manner. Basic inputs such as water and electricity are readily and consistently available to La Guitarra. Mining consumables such as: drill steel and bits; fuel and reagents; explosives; mining equipment and parts; steel and cement are generally readily available in Mexico from multiple suppliers.

In recent years some specific consumables, such as tires for heavy equipment, have been in short supply and the Company has adjusted for shortages (or potential shortages) of key components by carrying extra inventory. Many of the consumables and materials used in the mining industry have experienced significant price increases in recent years, as the prices for commodities such as oil and steel have increased.

Economic Dependence

Genco is not substantially dependent on any contract such as a contract to sell the major part of its products or services, or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Genco’s operations are subject to environmental regulation in the various jurisdictions in which it will operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their Officers, Directors and employees.

While manageable, Genco expects this evolution (which affects most North American mining companies) might result in increased capital costs and decreased production and revenue to the Company in the future, which could adversely affect Genco’s earnings and competitive position.

4.2	Risk Factors

Success in the exploration, development and mining of the Company’s properties is subject to a variety of factors including metal prices, input prices, exchange rates, laws and regulations, the availability of human resources, access to capital and local conditions. The following is a brief discussion of factors which may have a material impact on, or present a risk to Genco’s future financial performance.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Foreign Political Risk

Genco’s La Guitarra property is located in Mexico. As such, a substantial portion of Genco’s business is exposed to various degrees of political, economic and other risks and uncertainties. While Mexico has a long history of mining and has been relatively politically-stable during recent years, this has not always historically been the case. The Company’s activities are highly dependent on the existence of clear and fair laws and regulations with regards to permitting, and matters relating to operations, labour, land access and the environment. Changes to existing laws or failure to observe existing laws could adversely affect the economics of operating in Mexico, restrict operations or make operations unfeasible.

Genco’s operations and investments may be affected by local political and economic developments including: expropriation; nationalization; invalidation of governmental orders; permits or agreements pertaining to property rights; failure to enforce existing laws; failure to uphold property rights; political unrest; labour disputes; limitations on repatriation of earnings; limitations on foreign ownership; inability to obtain or delays in obtaining necessary mining permits; opposition to mining from local, environmental or other non-governmental organizations; government participation; royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations; taxation and changes in laws, regulations or policies; as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Financial Risk

The Company’s activities expose it to a variety of financial risks beyond its control. The main financial risks facing the Company are:

Commodity Prices

The profitability of Genco’s operations will be dependent upon the market price of mineral commodities. Mineral prices have fluctuated widely in recent years, and may be affected by numerous factors beyond Genco’s control. Significant fluctuations in commodity prices may be affected by factors such as: the level of interest rates; rate of inflation; world supply of mineral commodities; consumption patterns, sales of gold and silver; forward sales by producers; production; industrial and consumer demand; speculative activities and stability of exchange rates. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. Current and future price declines could cause commercial production to be impractical.

Costs of Inputs

Prices and availability of materials and commodities consumed or used in exploration, mine development and construction as well as for production and milling can have a significant effect on costs. Price fluctuations can be dramatic and happen over short periods of time. Such price fluctuations can have a significant impact on operating costs and the costs of capital projects. Shortages in required inputs such as steel, tires or reagents can significantly affect production levels and increase the time to complete capital projects. Delays in capital projects or shortages of necessary materials for production can lead to increased costs as well as the failure to meet projected operating goals.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Foreign Currency Risk

A substantial portion of Genco’s expenses are now, and are expected to continue to be, incurred in both United States Dollars and Mexican Pesos. Genco’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Genco’s financial results are reported in Canadian Dollars. Fluctuations in the exchange rate between the United States Dollar, Mexican Peso and the Canadian Dollar may have a material adverse effect on Genco’s business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. Genco does not actively hedge against foreign currency fluctuations.

Operations Risk

La Guitarra Mine has been closed since October 2008; as of the date of this AIF, the mine remains closed. Although the Mine was maintained during the closure, and the infrastructure remains intact and in good operating condition, there are no certainties production will restart until La Guitarra Mine reopens and resumes production. If the Mine does not reopen and resume profitable production, it may have a negative impact on the long-term perception and viability of the project.

Genco’s operations involve a high degree of risk. Genco is engaged in exploration activities which are subject to the risk that little or no mineralization is encountered, and any deposits discovered may not be economic. If this occurs, the Company’s existing reserves and resources may not be sufficient to sustain operations for the long-term.

The business of developing and operating an underground mine and mill is subject to several risk factors which include, but are not limited to, the following: unusual or unexpected structures and rock formations; formation pressures; fires; power outages; labour disruptions; floods; cave-ins; landslides; earthquakes; acts of God; war; revolution; delays or inability to obtain needed equipment; access to property; inability to obtain suitable labour; restrictions in courts; and the inability to obtain or delays in permitting.

Civil Disobedience

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. During 2008, an illegal blockade closed La Guitarra Mine. Despite removal of the blockade La Guitarra remains closed. Genco believes that the roadblock was an isolated incident, but there are no assurances there will be no further disruptions in site access in the future.

Dependency on Key Personnel

Genco’s success is heavily dependent upon a small number of key personnel – the absence of any of these individuals could result in a significantly negative effect on the Company, as Genco strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the long-term. As Genco’s operations expand, additional management resources will be required. If the services of Genco’s management and key personnel were lost, it could have a material and adverse effect on future operations.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Ability to Access Capital

Genco has limited financial resources, and will require additional funding in order to fully explore and develop its mineral properties. The Company believes its mineral properties have significant merit, and in order to implement long-term plans for the Temascaltepec Mining District, Genco will need to raise additional funds. As is the case in many resource companies, cash flows are directly affected by the success and failure of exploration and/or development work. Until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, Genco may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required, it will be available, or if available, will be on terms acceptable to the Company.

Competition

Genco competes with many companies who possess greater financial resources and advanced technical facilities, which may provide their peers with better access to discovery and acquisition of interests in mineral properties, recruitment and retention of qualified employees and other persons to carry out mineral exploration, development and production activities.

Estimates of Reserves & Resources and Metal Recovery

The mineral reserve and resource estimates reported, contained or referenced in this AIF are estimates; there is uncertainty to the actual volume and grades until the reserves are actually mined and processed.

While Genco has had an independent geological consultant conduct a review of the estimates of mineral reserves and resources, this should not be construed as a guarantee that such estimates are accurate.

Furthermore, historical silver and gold production from the Genco’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist. If such estimates prove to be materially overstated, that would have a material and adverse effect on Genco’s business and results of operations, as the Company would be unable to maintain its mining operations for the length of time or on a scale currently contemplated. There are no assurances that current estimated reserves and resources will be commercially mined in the future.

Historical metal recoveries and laboratory test work give insight into future recoveries, but there is no certainty as to the level of metal recovery until the ore is mined and processed. There can be significant variation in recoveries between ores from different areas of the mine or between surface and underground ores. Recovery estimates based on small scale laboratory work may not accurately reflect real ore recoveries in large scale processing.

Genco has engaged independent technical consultants to assist in preparing mineral reserves and resources, and project engineering. The Company believes these consultants are competent and have carried out their work in a professional manner in accordance with recognized industry standards. There is no guarantee the work performed by Genco, or the consultants will prove correct and free of defects.

Insurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks, and Genco may decide not to take out insurance against such risks as a result

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability, result in increasing costs and a decline in the value of the securities of the Company.

Genco has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. Genco maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure, or which it may elect not to insure against due to high premium costs or other reasons.

Environmental Factors

All phases of Genco’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their Officers, Directors and Employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

Title to Assets

The Company has carried out reviews of title to its mineral concessions, but this does not constitute a guarantee that title to such concessions will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or land claims, and title may be affected by undetected defects. The existence thereof would have a material and adverse effect on the Applicant, it business and results of operations.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Genco may become subject could have a material effect on the Company’s financial position, results of operations and the Company’s mining operations and project development plans.

Infrastructure

Development, exploration and mining activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. Genco’s inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect Genco’s operations and financial condition.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

4.3	Mineral Projects

La Guitarra – Project Summary

Ownership

La Guitarra either owns or leases 43 exploitation concessions totaling 39,714 hectares, which are primarily located in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Hector Gottfried Joy.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing -- all concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface Rights

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra currently leases surface rights covering 65 hectares from the community of La Albarrada under a Temporary Occupation Agreement. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 65 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

In order to expand operations, Genco may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Royalties

There are currently three royalties in effect over the concessions at La Guitarra:

1)

Luismin: La Guitarra must pay to Luismin, S.A. de C.V. a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Genco from Luismin. If the price of gold is at least USD $400, but less than USD $450, per ounce the royalty is 1%. If the price of gold is USD $450, but less than USD $500, the royalty is 2%. If the price of gold is USD $500 or higher, the royalty is 3%. This royalty is only payable after the production from these properties after August 1, 2004 totals 175,000 equivalent ounces of gold. All of mine production will be converted to equivalent ounces of gold. The amount of any third party royalty payable on minerals mined, produced or otherwise recovered from the Properties are to be deducted from the Royalty payable by Genco to Luismin.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

2)

Las Torres: This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold: if gold is USD $300 or less, then the royalty is 2%; if the price of gold is between USD $300 and USD $350, the royalty is 3%, and if the price of gold is USD $350 or more, the royalty is 3.5%. The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by Genco in February of 2008 and all amounts payable by La Guitarra under this royalty are payable to Genco.

3)

Mario Héctor Gottfried Joy: This royalty covers 5 concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. To date, over USD $135,000 has been advanced to Mr. Gottfried Joy. Once the concessions are in production the monthly royalty payment will be reduced by USD $500 if the calculated monthly royalty is USD $3,500 or less; and by USD $1,000 if the royalty is USD $3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than USD $15 per ounce, the royalty increases to 2%. An additional payment to Mr. Gottfried Joy of USD $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

No royalties are payable on production from concessions outside the 7,257 hectare block that Genco purchased from Luismin as part of the La Guitarra purchase.

Permits

The Company has all necessary permits for current mining operations. Prior to restarting production at La Guitarra two permits, which have been temporarily suspended because of the roadblock, will have to be brought up to date. To expand operations at La Guitarra, initiate surface mining on the Creston, initiate mining at Mina de Agua, Nazareno, Coloso or other areas and construct a new mill and tailings facilities, Genco will be required to expand existing permits or obtain additional permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Location

The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

Accessibility

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District -- current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has such a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Climate

The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

Local Resources & Infrastructure

La Guitarra has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

Topography

The mine and the plant facilities at La Guitarra are in rough hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 centimeters in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec Mining District.

Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec Mining District was the third largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on La Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993, Luismin, S.A. de C.V. acquired the property and began consolidating the District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

In August of 2003, Genco purchased La Guitarra Mine from Luismin S.A. de C.V. and gained control over the entire Temascaltepec Mining District.

Geological Setting

La Guitarra Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal silver-gold deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Structural Geology

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Aqua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Mineralized Veins

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra Veins

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 metre - 4 metre wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred over 3 stages:

1)	The 1st stage contains most of the base metal mineralization;
2)	The 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and
3)	The 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Exploration & Drilling

Between July 2006 and August 2008, Genco conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Genco’s own personnel.

Sampling and Analysis

La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are now being sent to ALS Chemex in Vancouver, BC for analysis. In addition, the SGS laboratory in Durango, Mexico is now receiving part of the assay load. The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra laboratory is not certified. The ALS Chemex Laboratory and the SGS Laboratory are both certified.

Sampling

Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for reserve and resource determination. Diamond drill holes are used to locate the extensions of the veins or to find new veins, and used to provide sample data between the mine levels for resource and reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site, then oriented and marked for sampling by the geologist. For all drill cores, intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration, and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and holes are surveyed down the hole.

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

Genco has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Assaying

La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Genco introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

At the La Guitarra Laboratory, the samples are:

1)	Crushed to 1/8 inch with a jaw and cone crusher;
2)	Riffle split to approximately a 200 gram sample;
3)	Dried;
4)	Pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and
5)	The pulveriser and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using a 20 g sample regardless of the source of the sample. La Guitarra previously used 10 g assay samples, but this was increased in late 2006 as the 10 g was a very small sample for rock analysis.

For the assay process, the doré bead is weighed on a micro balance; the silver is removed from the doré bead with nitric acid; and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab, and then the prepared pulps were sent on to Vancouver, BC for fire assay.

The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo, and the prepared pulps are sent to Vancouver for analysis. When requested, duplicate samples will be prepared for La Guitarra lab. Occasionally a 1/4 split of the core is sent to La Guitarra lab.

All sample rejects and pulps are returned to the mine for storage.

Check Assaying

In 2007, there were 867 check analyses of samples (as described above) from the recent drilling, which were analyzed by ALS Chemex and La Guitarra Mine laboratory. In 2006, 1,653 samples were assayed by both of these laboratories; the sampling data is available in GRCA reports dated September 22, 2006 and May 15, 2007. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t gold (“Au”) or more than 100 g/t silver (“Ag”) are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

The following are the averages for this set of check samples. The assays have been presented as a straight arithmetic average.

Comparison of All Check Analysis

		Au g/t		Ag g/t		eAg g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	867	0.19	0.18	17.7	18.6	27.2	27.6

In 2007, the check analysis did have some problems that appear to be sample preparation or sample handling problems with possible errors on the sample numbers. Over all, the check analyses were on too few samples that had significant gold and silver levels. These problems were obvious at other mines and probably were caused by overloading of the laboratories.

Significantly less drilling was done in 2008 than in 2006/2007; however, as a result, there were less check assays done in 2008. The 2008 results were comparable to the 2006 check sampling, which restored confidence in the sampling and assaying.

Check Analysis 2006

		Au g/t		Ag g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	943	0.47	0.51	56	57
Ag 60+ g/t	221	1.58	1.63	190	183
Ag 150+ g/t	88	2.30	2.22	333	310
Ag 60 – <150 g/t	133	1.10	1.24	97	99
Ag 20 – <60 g/t	191	0.34	0.35	36	41
Ag 0 - <20 g/t	531	0.05	0.11	7	11

Resources and Reserves

Genco has estimated resources and reserves for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

The Qualified Persons under NI 43-101 for this reserve and resource estimate include Genco’s independent mining consultant, Glenn R. Clark, P.Eng of Glenn R. Clark & Associates and John C. Thornton, SAIMM of Thor Resources LLC. They are both arms’ length to Genco and have prepared, or supervised the preparation, of the information that forms the basis for this AIF and verified the data disclosed.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

The following tabulates the reserve and resources by area and category, as of December 16, 2009:

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,972	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I*	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,683	75	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

*Open Cut Measured & Indicated Resources include Proven & Probable Reserves

Underground Reserves were calculated using a 135 eAg grams per tonne cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven Reserves were projected 0-15 metres from data points and Probable Reserves were projected 15-40 metres for all areas, except Santa Ana. Proven Reserves at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t and gold assays to 15 g/t.

The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

Silver to gold ratio of approximately 56:1 representing a gold price of USD $780/oz gold and a silver price of USD $13.80/oz was used in the eAg calculation.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

As the recently released La Guitarra Feasibility Study neared completion, the average gold and silver prices used in the Feasibility Study and the NI 43-101 Compliant Technical Report were sufficiently close to USD $800 per ounce gold and USD $14 per ounce silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is USD $38.40 per tonne of ore processed.

The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. The primary source of drill data was retrieved from a total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed since August 2006.

The substantial increase in mining reserves and corresponding recoverable ounces are the result of very successful surface drill programs that nearly doubled the projects underground reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra open pit reserve of 26,933,051 ounces that were previously classified as resources in the June 2008 Technical Report. This upgrade of the open pit deposit to reserves is based on KCA’s projected processing costs of USD $20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 tonnes per day, and Genco’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the KCA Feasibility Study.

The Feasibility Study has dramatically increased the projects expected equivalent silver ounces to be produced from the proposed expanded operations. The results of the drilling programs have not only increased the proven and probable reserves for all operations, but the expected grades have increased from the most recent drilling assay results.

The following table shows the growth of resources and reserves by area and category:

Resource & Reserve Growth from 2008
Category	tonnes ('000)	oz Ag	oz Au	oz eAg
Reserves	639%	361%	548%	415%
Measured + Indicated	-17%	65%	34%	60%
Project Inferred	26%	6%	13%	11%

La Guitarra Mine including the San Rafael zone account for a large portion of the underground reserves and resources. Included in the summary are underground reserves and resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

The following tabulates the underground reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

All surface reserves and resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

The following tabulates the open pit reserves by mining area:

La Guitarra & Temascaltepec Silver Gold Mining District Surface Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Open Pit Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

It is estimated that at the conclusion of mining the identified reserve contained in the three open pits there will be 2,156,000 tonnes of measured & indicated resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and Feasibility Study.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

The following is a breakdown of the open cut measured and indicated resources at 10 g/t eAg intervals:

Creston Resource by Class and Cut-off
Cut-off eAg g/t	Class	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	66,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019

10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,238,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.73	99	6,861,113	93,115	12,129,486

20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066,124

30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847

40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141

50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861
	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115

60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

For more information on Genco’s mineral reserves and resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found on SEDAR at www.sedar.com or on Genco’s website at www.gencoresources.com.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Mining & Milling

Mining Method

Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%.

Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

Milling

La Guitarra Mill is rated at 320 tonnes per day and the throughput has been building to that rate.

In 2007, the mill processed approximately 170 tonnes per day. In 2008, the production was approximately 234 tonnes per day. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. After the ore is crushed it is treated by conventional means. The crushed ore is ground in the three ball mills that are in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate.

The concentrate is filtered and dried and then trucked to the San Martin Mill. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production to San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. Life of mine average silver recoveries have been 84.49% and life of mine average gold recoveries have been 82.86% at the La Guitarra Mill.

Exploration and Development

Genco incurred significant capital expenditures in fiscal 2007, 2008 and 2009 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the completed Feasibility Study, which recommended a ten-fold expansion of production at La Guitarra.

In the future, Genco expects to seek financing for a major mine expansion at La Guitarra. In light of the current economic climate and the cost of capital, Genco has developed alternative short-term plans for moving forward in the event financing for mine expansion is not available or not available on terms acceptable to the Company.

Genco has developed a mine plan and operating model for La Guitarra that will allow it to operate profitably with minimal capital investment for the foreseeable future. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Genco does not plan any major exploration during 2010, as current identified underground reserves are sufficient to operate the existing mill at capacity for 10 years. When the Company elects to move ahead with mine expansion, it may initiate new exploration programs at La Guitarra and elsewhere in the Temascaltepec Mining District.

Technical Reports & Qualified Person

Technical information contained in this AIF has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng., and also John C. Thornton, SAIMM, who are both ‘Qualified Persons’ for the purpose of NI 43-101.

Mr. Clark has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. Certain information in this AIF has been taken from reports prepared by Genco’s independent mining consultant. These reports have been filed on the SEDAR website: www.sedar.com.

The reports are intended to be read as a whole and sections should not be read or relied upon out of context. The reports contain the expression of the professional opinions of the authors, based upon information available at the time of preparation. Any reliance on the reports by any third party shall be entirely at their own risk. Genco takes no responsibility and accepts no liability whatsoever for any loss arising from any use of or reliance on the reports by other parties. The reports are based, in part, upon information believed to be reliable from data supplied by Genco and other consultants engaged by Genco. Such information has been reviewed, verified (including sampling, analytical and test data) by Genco’s ‘Qualified Person’ or by such independent consultants.

ITEM 5:	DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares during the past three fiscal years beginning January 1, 2007 and ending December 31, 2009. Genco has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business, including further acquisitions, exploration and development of its mineral properties.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description

Genco’s capital structure is comprised of only one class of shares -- an unlimited number of common shares without par value.

The Company had 77,016,626 common shares Issued and Outstanding as at December 31, 2009 and 90,277,626 common shares as of the date of this AIF.

All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

6.2	Stock Option Plan

The TSX requires all listed companies to adopt stock option plans.

Genco’s stock option plan is expected to benefit shareholders by enabling Genco to attract and retain high calibre personnel by offering them an opportunity to share in any increase in the value of the common shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to Genco’s Directors, Officers, employees and consultants responsible for the continued success of the Company.

ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year ended December 31, 2009 and the total volume of shares traded for each month:

Toronto Stock Exchange - GGC
Month - 2009	High	Low	Volume
December	$0.51	$0.46	1,467,800
November	$0.57	$0.52	2,129,200
October	$0.61	$0.55	7,134,700
September	$0.36	$0.34	3,623,200
August	$0.32	$0.30	902,900
July	$0.33	$0.29	1,633,700
June	$0.31	$0.28	2,147,600
May	$0.25	$0.24	3,362,400
April	$0.32	$0.29	2,231,700
March	$0.35	$0.32	795,500
February	$0.43	$0.38	1,891,200
January	$0.56	$0.48	701,500

7.2	Prior Sales

Other than stock options issued pursuant to Genco’s stock option plan and warrants issued in connection with private placements, Genco has not issued any securities not listed or quoted on a market. All options and warrants were issued at nominal prices.

ITEM 8:	ESCROWED SECURITIES

The following Common Shares are held in escrow:

Beneficial Ownership	Number of Shares	% of Outstanding Shares
John B. Lepinski	2,500	0.003

The release of these shares is subject to regulatory approval. The escrow agent is Computershare Investor Services Inc.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following is a list of the current Directors and Officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name Province/State Country of Residence	Principal Occupation for Last 5 Years	Current Position with Company, Period of Service	Approx. # and % Voting Securities Owned
James R. Anderson (1)(3)(5) South Dakota, USA	Owner & Managing Member of Southwestern Mineral Leasing Co.; Tennessee Eastern Gas & Oil Co.; California Mineral Leasing Co.	Director Since June 26/08	17,507,040/19.6%
Robert C. Gardner(4) BC, Canada	Chairman of Stealth Energy Inc.; Past Acting CEO, Co-Chairman, Director of Genco Resources Ltd.	Director Since Feb. 1/03	279,082/0.3%
Leslie D. Goodman (5) London, UK	Executive Chairman of Barbon Insurance Group Ltd.; Chairman, Chapelthorpe PLC	Acting CEO Since Feb. 10/09 Director Since Sept. 15/09	252,400/0.03%
Richard W. Hughes (1)(2)(3)(4) BC, Canada	President of Hastings Management Corp., Abitibi Mining Corp., Amador Gold Corp., Klondike Silver Corp., Sedex Mining Corp.; Chairman of Golden Chalice Resources	Chairman Since Aug. 20/09 Director Since Oct. 29/04	140,000/0.02%
Wayne R. Moorhouse BC, Canada	CFO & Corporate Secretary of Genco Resources Ltd.	Chief Financial Officer; Corporate Secretary Since Dec. 17/03	397,468/0.4%
Charles E. Schroeder, III(1) Texas, USA	Owner & CEO Chisholm Exploration Inc. and Chisholm Operating Inc.	Director Since June 26/08	2,000/0.0%
Brian R. D. Smith(3) BC, Canada	Barrister & Solicitor; Public Policy Advisor (Energy) with Gowlings Lafleur Henderson LLP	Director Since June 2/03	7,064/0.0%
Lyle R. Weismantel(2)(3) Minnesota, USA	Retired; Director, Bremer Bank	Director Since June 26/08	100,000/0.1%

(1)	Denotes member or the Compensation Committee
(2)	Denotes member of the Audit Committee. The third position on the Committee is vacant.
(3)	Denotes member of the Corporate Governance Committee
(4)	Denotes member of the Mine Committee
(5)	Denotes member of the Executive Committee

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Directors’ Terms of Office

Director’s terms of office expire at the beginning of Genco’s next Annual General Meeting, which is scheduled to take place before June 30, 2010.

Control of Securities

The Directors and Officers of the Company beneficially own, directly or indirectly, have control of or direction over an aggregate of 18,685,054 common shares of the Company, representing approximately 20.9% of the issued and outstanding common shares as at March 31, 2010.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no Director or Executive Officer of the Company (or, where applicable, a holding company of such person) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a Director, Chief Executive Officer or Chief Financial Officer of any corporation (including the Company) that was subject to a ‘cease trading’ or similar order (including a voluntary or involuntary cease trading order applying to some or all of the management of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

i.	while the proposed Director was acting as a Director, Chief Executive Officer or Chief Financial Officer of that corporation, or

ii.	after the proposed Director ceased to be a Director, Chief Executive Officer or Chief Financial Officer of that corporation but resulted from an event that occurred while acting in such capacity.

Robert C. Gardner was a Director of Integrated Communications Industries Inc. (formerly TSX-V listed) when it was issued a cease trading order by the British Columbia Securities Commission on July 20, 2001 and Alberta Securities Commission on March 15, 2002 for failure to issue and file disclosure documents and financial statements with, and pay filing fees to, the commissions. The orders have not been revoked.

Richard W. Hughes was a Director of Daren Industries Ltd. (formerly TSX-V listed) when the British Columbia Securities Commission issued a cease trading order on May 29, 2002 upon Daren’s failure to file annual financial statements within the prescribed time. Daren was not discharged from receivership, nor was the cease trading order revoked.

Except as described below, no Director or executive Officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

i.

Is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a Director or Executive Officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditor or had a receiver, receiver manager or trustee appointed to hold its assets; or

ii.

Has within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director, Executive Officer or shareholder.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Robert C. Gardner was a Director of Global Light Telecommunications Inc. (formerly TSX-V listed) when it obtained a court order granting it creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2002 to allow it to reorganize its financial affairs. Mr. Gardner ceased to be a Director in September 2002. The order was extended to December 20, 2002.

Richard Hughes was a Director of Daren Industries Ltd. when it was placed into receivership in May 2002.

9.3	Conflicts of Interest

Certain Directors and Officers of Genco are, or may become, Directors, Officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time.

The Directors and senior Officers of Genco are required by law to act honestly and in good faith with a view to the best interests of the Company, and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, Genco has entered into or proposed to enter into the contract or transaction, and the Director or senior Officer either has a material interest in the contract or transaction or is a Director or senior Officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction.

If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether Genco will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

ITEM 10:	PROMOTERS

Since January 1, 2008, no person or company has acted as a promoter of Genco.

ITEM 11:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1	Legal Proceedings

July 29, 2009: Genco filed a Writ of Summons in the Supreme Court of British Columbia against Luismin, S.A. de C.V. In the Writ, Genco claimed that Luismin had failed to (i) produce all accounting records and supporting documents for La Guitarra prior to Genco’s purchase of La Guitarra, (ii) had failed to provide all documentation pertaining to the formation of La Guitarra Compañia Minera, S.A. de C.V., (iii) had failed to provide all supporting documentation for the initial valuation of La Guitarra and subsequent increase in capital value, (iv) had failed to deliver the El Discubrimiento concession to Genco, which was required under La Guitarra Purchase Agreement. Genco is seeking damages, performance under the contract, interest and costs. The proceeding is ongoing and to date, Luismin has provided some, but not all of the information requested.

March 26, 2009: La Guitarra filed an action against SAT in the Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN $252,051 in VAT refunds that La Guitarra feels it is entitled to under Mexican law. To date there has been no ruling on this action.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

March 24, 2009: A settlement was reached in all outstanding disputes and litigation with Andover, Chief and W. Gordon Blankstein. Under the terms of the settlement with Andover and Chief, Andover agreed to pay Genco $5 million within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year) in exchange for the Chief shares owned by Genco. Genco will retain ownership of the shares until paid in full by Andover. Under the terms of the settlement agreement, Genco agreed to transfer 2,000,000 common shares of Andover (owned by Genco) to Mr. Blankstein.

January 12, 2009: Genco received notice that a former Director, Gordon Blankstein, had sued Genco in the Supreme Court of British Columbia claiming unpaid salary, and damages totalling unspecified damages for wrongful dismissal arising from a Consulting Contract made with Genco in October 2006.

December 4, 2008: Genco commenced an action in the Supreme Court of British Columbia against Andover for breaches in the agreements respecting the purchase of Genco’s shares in Chief Consolidated Mining Company. Genco’s claimed damages in excess of USD $3 million plus 250,000 Andover common shares. Genco also maintained its ownership over the Chief shares.

September 5, 2008: La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN $669,465 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On June 4, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour; SAT has appealed this ruling, and Genco does not know when a final ruling will be forthcoming.

January 12, 2008: La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN $1,414,485 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On July 3, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour; SAT has appealed this ruling, and Genco does not know when a final ruling will be forthcoming.

January 24, 2008: La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action is to recover MXN $15,979,218 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On March 18, 2010, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour; it is expected that SAT will appeal this ruling.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than set forth in this AIF and in Genco’s audited financial statements, none of the Directors or Executive Officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing person had, during the Company’s most recent three financial years ended December 31, 2007; December 31, 2008; December 31, 2009, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

ITEM 13:	TRANSFER AGENT AND REGISTRAR

The Company’s Transfer Agent and Registrar are:

Computershare Investor Services Inc.
Vancouver, BC and Toronto, ON

ITEM 14:	MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to Genco and was entered into within the most recently completed financial year, or before the most recently completed financial year, but is still in effect:

  February 14, 2010: Consulting Agreement with Leslie D. Goodman pursuant to which he agreed to act as Genco’s Acting CEO for remuneration of $4,500 per week. In addition, Mr. Goodman will receive stock options to purchase 200,000 shares for acting as Acting CEO and serving on Genco’s Executive Committee. At the conclusion of the Consulting Agreement, an unspecified bonus may be payable to Mr. Goodman. The agreement can be terminated by either party with two days notice.

  March 24, 2009: Purchase Agreement with Andover under which Genco agreed to sell its Chief shares. Under the terms of the agreement, Genco agreed to sell 6,477,241 Chief convertible shares for $2,000,000 and 13,034,769 Chief common shares for $5,000,000. Genco recognized $2,000,000 previously received from Andover as payment for the convertible shares. The balance of the payment price is due on September 30, 2010 with quarterly interest of greater of 4%, or the prime rate quoted in the Wall Street Journal plus 2% on any unpaid balance commencing on June 30, 2009. The promissory note matures on September 30, 2010, and is secured by 26,662,010 Chief shares held by Andover. As of the date of this AIF, Andover is current with all interest payments due under the promissory note.

  January 10, 2008: Listing Agreement with the TSX, pursuant to which the common shares are listed and traded on the Toronto Stock Exchange.

  October 1, 2007: Smelting Agreement between La Guitarra Compañia Minera, S.A de C.V. and Compañia Minera Pena de Bernal, S.A. de C.V. Under the terms of this agreement, La Guitarra ships mineral concentrates to Pena de Bernal for processing, which charges La Guitarra for refining & smelting mineral concentrates from La Guitarra Mine and for commercializing the recovered metal.

  October 1, 2006, amended May 21, 2008: Employment Agreement with Wayne R. Moorhouse pursuant to which he has agreed to act as the Company’s Vice-President, Finance for remuneration of USD $10,000 per month plus a ‘performance’ bonus of up to USD $125,000. The performance bonus is paid on the basis of $2,000 for each 1.0% increase in reserves, $2,500 for each 1.0% increase in silver equivalent ounces produced and $2,500 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange approval, in common shares. Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

  transaction. Should the agreement be wrongfully terminated, a termination fee of up to 1.5 times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Mr. Moorhouse.

  October 1, 2006, amended May 21, 2008: Consulting Agreement dated October 1, 2006 with Gardner & Associates, a law firm, the principal of which is Robert C. Gardner, QC, pursuant to which the firm has agreed to provide the services of Mr. Gardner to act as the Company’s Co-Chairman of the Board for remuneration of USD $12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to USD $250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in common shares. Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of up to three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. On March 30, 2010, Genco’s Board of Directors voted to give 12 months notice to Mr. Gardner to terminate this consultancy agreement.

  August 28, 2003: Royalty agreement between La Guitarra Compañia Minera, S.A. de C.V. and Luismin S.A. de C.V. as described in Section 4.3 of this AIF.

  March 4, 1999: Transfer Agency Agreement dated March 4, 1999 with Computershare Trust Company of Canada of Vancouver, BC and Assignment Agreement dated October 17, 2005 assigning the Transfer Agency Agreement to Computershare Investor Services Inc. of Vancouver, BC pursuant to which Computershare Investor Services Inc. provides registrar and transfer agency services to the Applicant from its offices in Vancouver, BC and Toronto, ON.

Also, Genco has various Stock Option Agreements with Directors, Officers, employees and consultants pursuant to which such persons are entitled to purchase common shares as described in Note 13 of Genco’s Annual Financial statements for the financial year ended December 31, 2009.

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

Independent Auditor

Genco’s independent auditor is Myers Norris Penny LLP, within the means of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

NI 43-101 Qualified Person

Glenn R. Clark, P.Eng is the Company’s ‘Qualified Person’ for the purpose of NI 43-101. Mr. Clark is arms’ length to Genco.

15.2	Interests of Experts

Myers Norris Penny LLP has prepared the audit report attached to the Genco’s Audited Consolidated Financial Statements for the most recent year end. Myers Norris Penny LLP has reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Glenn R. Clark, P.Eng is an independent mining consultant retained by Genco to provide reports to the Company. Mr. Clark is a ‘Qualified Person’ for the purpose of NI 43-101.

John C. Thornton, SAIMM is a mining consultant retained by Genco to reports to the Company. Mr. Thornton is a ‘Qualified Person’ for the purpose of NI 43-101. Mr. Thornton was arms’ length to Genco during the preparation of, and prior to, the release of the Technical Report on January 29, 2010. The Company issued 100,000 incentive stock options to Mr. Thornton relating to ongoing consulting work on February 9, 2010.

Dan Kappes, P. Eng of Kappes, Cassiday & Associates was retained by Genco to prepare a Feasibility Study, which evaluated an approximately ten-fold production expansion of Genco’s existing mining operations at La Guitarra Mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day. Mr. Kappes and KCA are arms’ length to Genco.

To the best knowledge of the Company, having made reasonable enquiry, none of the other experts, or any “designated professional” of such expert, other than as indicted above, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information pertaining to Genco may be found:

(a)	on the Company’s corporate website: www.gencoresources.com

(b)	on the SEDAR website: www.sedar.com and the SEDI website: www.sedi.ca

(c)

in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders, including the election of Directors, remuneration and indebtedness of Directors and Officers, principal holders of the Company’s securities and if applicable, securities authorized for issuance under equity compensation plans

(d)	in the Company’s Annual Financial Statements and Management Discussion and Analysis for its most recently completed financial year ended December 31, 2009.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

16.2	Audit Committee

Under the provisions of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee.

Under the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators, Genco must disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee Charter

The Audit Committee Charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of the following two Directors, Richard W. Hughes and Lyle R. Weismantel, and one vacancy. Each member of the Audit Committee is financially literate and an independent Director.

Relevant Education and Experience

Richard W. Hughes is the Chief Financial Officer of Kalahari Resources Inc. and has served on the Audit Committees of several public companies. Lyle R. Weismantel is a former bank President. In these positions, each member has been responsible for receiving financial information and obtaining an understanding of the balance sheet, income statement, statement of cash flows and how these statements are essential for understanding the financial position of the Company and its operations. Each member has a significant understanding of resource-based industries and relevant accounting principles.

Reliance on Certain Exemptions

At no time since the commencement of Genco’s most recently completed financial year has the Company relied on the following exemptions:

i.	the exemption in section 2.4. De Minimis Non-audit Services;
ii.	the exemption in section 3.2 Initial Public Offerings;
iii.	the exemption in section 3.4 Events Outside Control of Member;
iv.	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or
v.	an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under section 8, Exemptions.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6 of NI 52-110

At no time since the commencement of Genco’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited Exceptional Circumstances.

Reliance on Section 3.8 of NI 52-110

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.8, Acquisition of Financial Literacy.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Committee to nominate an external auditor not been adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by Genco’s Board of Directors and, where applicable, by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees (by Category)

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2009	$65,000	$0	$2,000	$0
December 31, 2008	$58,000	$0	$0	$0

(1)	The aggregate fees charged by the Company’s external auditor;
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”;

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning; and
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under (1), (2) and (3) above.

Genco Resources Ltd (TSX: GGC)	2009 Annual Information Form

Schedule “A”

CHARTER
FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Genco Resources Ltd. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1)	The quality and integrity of the Company’s financial statements and other financial information;
2)	The compliance of such statements and information with legal and regulatory requirements;
3)	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and
4)	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of three or more members.

B. Qualifications

Each member of the Committee must be a member of the Board. A majority of the members of the Committee shall not be officers or employees of the Company, or of an affiliate of the Company. Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C. Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.

In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter. The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor:

1.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.	Require the Auditor to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Last Amended by the Board: <>
First Adopted by the Board: November 22, 2004

Performance & Completion by Auditor of its Work:

5.

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6.	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7.	Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor unless such non-audit services:

a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

	b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

c)

are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company:

8.	Establish procedures for:

	a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements:

9.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

	b)	The management inquiry letter provided by the Auditor and the Company’s response to that letter.

Last Amended by the Board: <>
First Adopted by the Board: November 22, 2004

c)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company:

14.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

15.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16.

Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate:

17.

Consult with the Auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19.	Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

20.	Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

21.	Make regular reports to the Board.

22.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23.	Annually review the Committee’s own performance.

24.	Provide an open avenue of communication among the Auditor, the Company’s financial and senior management and the Board.

25.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Last Amended by the Board: <>
First Adopted by the Board: November 22, 2004